Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

January 5, 2017

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Offering Statement on Form 1-A

Submitted December 29, 2016
CIK No. 0001640967

Dear Mr. Kluck:

This letter is submitted on behalf of Rise Companies Corp., (the “Company”) in response to a verbal comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 5, 2017 (the “Verbal Comment”) with respect to the Company’s Offering Statement on Form 1-A (CIK No. 0001640967) filed with the Commission on December 29, 2016, relating to the Company’s offering of common stock (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing for public review the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments.

For your convenience, the Staff’s comment set forth in the Verbal Comment has been reproduced in italics herein with a response immediately following such comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Offering Statement, and page references in the response refers to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Mr. Tom Kluck

Division of Corporation Finance

January 5, 2017

Part III - Exhibits

1.	Please include with your previous correspondence filed as an exhibit pursuant to Rule 252(d) your e-mail correspondence regarding the Public Accounting Firm’s report on the results of its investigation.

Response to Comment No. 1

In response to the Staff’s comment, the Company has included with Exhibit 15.6 of its Amended Filing our previous e-mail correspondence regarding the Public Accounting Firm’s report, as well as included such correspondence as Appendix A to this letter.

* * * * *

Mr. Tom Kluck

Division of Corporation Finance

January 5, 2017

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

[Enclosures:]

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Corporate Secretary

Rise Companies Corp.

Matt Schoenfeld, Esq.

Goodwin Procter LLP

Appendix A

From:	Schonberger, Mark
To:	Hough, Bryan S
Cc:	Schoenfeld, Matthew C.; Mishan, Scott M.; Williamson, Tiffany B.
Subject:	RE: SEC Comment Letter: CONFIDENTIAL Rise Companies Corp DOS 2016-12-08 Letter
Date:	Wednesday, December 14, 2016 5:55:56 PM
Attachments:	image001.png Fundrise Form 1-A Revisions.pdf

Bryan – Thanks for discussing the consent issue with me today. We decided that we would take a shot at revising the language to come within the CD&I and hope that you agree that the attached revisions reflect the necessary changes. Please let us know if you have suggested changes. The attached are excerpts of the 2 places in the Form 1-A (similar in both Rise and Retail) that address the Independent Accounting Firm disclosures and are marked to show the proposed revisions.

FYI – our goal is to re-submit Rise by Friday but we understand that if it gets submitted later that you will be out of pocket.

For convenience, here is the CD&I on which we are relying:

Question 233.02

Question: A registrant has engaged a third party expert to assist in determining the fair values of certain assets or liabilities disclosed in the registrant's Securities Act registration statement. Must the registrant disclose in the registration statement that it used a third party expert for this purpose? In what circumstances must the registrant disclose the name of the third party expert in its registration statement and obtain the third party's consent to be named?

Answer: The registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert's report or valuation or opinion in connection with the preparation of a Securities Act registration statement. The consent requirement in Securities Act Section 7(a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes "expertised" disclosure for purposes of Securities Act Section 11(a), with resultant Section 11 liability for the expert and a reduction in the due diligence defense burden of proof for other Section 11 defendants with respect to such disclosure, as provided in Securities Act Section 11(b).

If the registrant determines to make reference to a third party expert, the disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant. If the disclosure attributes a statement to a third party expert, the registrant must comply with the requirements of Securities Act Rule 436 with respect to such statement. For example, if a registrant discloses purchase price allocation figures in the notes to its financial statements and discloses that these figures were taken from or prepared based on the report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the third party expert and not the registrant, then the registrant should comply with Rule 436 with respect to the purchase price allocation figures. On the other hand, if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant.

Independent of Section 7(a) considerations, a registrant that uses or relies on a third party expert report, valuation or opinion should consider whether the inclusion or summary of that report, valuation or opinion is required in the registration statement to comply with specific disclosure requirements, such as Item 1015 of Regulation M-A, Item 601(b) of Regulation S-K or the general disclosure requirement of Securities Act Rule 408. [Nov. 26, 2008]

Mark Schonberger

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
o +1 212 813 8842
f +1 646 558 4190
MSchonberger@goodwinlaw.com | goodwinlaw.com

From: Hough, Bryan S [mailto:houghb@SEC.GOV]
Sent: Thursday, December 08, 2016 5:38 PM
To: bjorn@fundrise.com; Schonberger, Mark
Subject: SEC Comment Letter: CONFIDENTIAL Rise Companies Corp DOS 2016-12-08 Letter

Please find attached a letter relating to the filing referenced therein. Do not respond to this electronic communication unless you have received it incorrectly. If you have any questions, please contact the person(s) identified at the end of the attached letter.

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
www.sec.gov

Recent Developments Regarding our Manager's Executive Officers

On February 8, 2016, Mr. Michael McCord, our Manager's former Chief Financial Officer and Treasurer, and our sponsor's former Controller, abruptly and without notice, presented our sponsor with a severance agreement requiring a payment to Mr. McCord of approximately One Million Dollars ($1,000,000), as well as the vesting of all his outstanding stock awards in our sponsor. Mr. McCord claimed that if the severance agreement was not executed within approximately 2 hours, that he would provide the SEC with evidence of the sponsor improperly handling two real estate transactions. ~~To the Company's knowledge, none of Mr. McCord's claims relate to the Company~~ Due to Mr. McCord's refusal to participate in our sponsor's internal review, Mr. McCord was placed on administrative leave on February 8, 2016, and, following further disruptive acts on the part of Mr. McCord, was terminated on February 9, 2016.

Although our sponsor believes the claims to be baseless, it immediately provided Mr. McCord with an opportunity to provide more clarity as to his claims, as well as engaged an independent registered public accounting firm, which is not affiliated with RSM US LLP ("Independent Accounting Firm") ~~to~~ to conduct an investigation of our sponsor's prior investment programs. Based on the results of such investigation, our sponsor concluded that there was no merit or reasonable basis to Mr. McCord's allegations. ~~review the two real estate transactions referenced. Mr. McCord declined the opportunity to provide more information, and as best as the Company can tell, Mr. McCord's claims relate specifically to the redemption of two series of derivative notes in the sponsor's prior Programs and the sponsor's valuation of the two assets underlying such derivative notes.~~

~~Due to Mr. McCord's refusal to participate in our sponsor's investigation of his claims, on February 8, 2016, he was placed on paid administrative leave. Within a few hours of having been placed on administrative leave, Mr. McCord again threatened to do harm to our sponsor if his monetary demands were not met, and proceeded to violate the terms of his administrative leave by contacting a number of individuals employed by our sponsor.~~

~~In response to Mr. McCord's violation of the terms of his administrative leave, his failure to cooperate with our sponsor's investigation of his claims, inappropriate and unprofessional communications with members of the Company's senior management team and other culpable conduct, on February 9, 2016, our sponsor terminated his employment as its Controller, as well as his employment as our Manager's Chief Financial Officer and Treasurer, and appointed Mr. Benjamin Miller, our Manager's Chief Executive Officer, as our Manager's interim Chief Financial Officer and Treasurer.~~

~~In an effort of full disclosure, on February 9, 2016 our sponsor contacted the Securities and Exchange Commission to make them aware of Mr. McCord's claims and demands. In addition, on February 9, 2016, our sponsor reported the matter to local law enforcement.~~

~~On February 10, 2016, our sponsor received a letter from lawyers representing Mr. McCord making claims of retaliation and wrongful termination. Our sponsor believes these claims to be groundless, and intends to dispute them vigorously.~~

~~On February 16, 2016, the Independent Accounting Firm reported the results of its investigation to Mr. Bjorn Hall, our sponsor's General Counsel and our Manager's General Counsel and Chief Compliance Officer. The Independent Accounting Firm~~ In addition, our sponsor concluded that ~~our sponsor's~~its methodology for valuing the two assets that were involved in the transactions ~~is~~ was generally consistent with typical valuation methodology and ~~is considered~~were reasonable~~. The resulting fair value conclusions for the two real estate transactions were each greater than our sponsor's financial basis in the investments, and were deemed reasonable by the Independent Accounting Firm,~~ based on independent testing by the Independent Accounting Firm of the applicable approaches to value. Further, ~~given the interest rates and target returns provided by our sponsor, and~~ based on the Independent Accounting Firm's research of joint-venture equity structures in the marketplace, as well as current mezzanine loan interest rates, ~~the Independent Accounting Firm concluded that our sponsor's~~our sponsor concluded that the financial basis in each of the investments ~~appeared~~ was reasonable.

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Thereafter, in an effort to fully investigate Mr. McCord's allegations, on March 28, 2016, our sponsor engagedIn addition, the Independent Accounting Firm was engaged to review the cash inflows and outflows with respect to our sponsor's Project Dependent Note (defined below) investment program. On April 13, 2016, the Independent Accounting Firm reported its results to Based on such review, which included our sponsor, including that the fundings were traced and agreed totracing funds to the applicable investment and bank statements (or other bank information) with no exceptions. In other words, for the Project Dependent Note program, our sponsor concluded that all funds received and distributed (through interest and repayment) were appropriately accounted for recalculated by the Independent Accounting Firm and determined to match both the obligations under the related investment documents and the bank statements without exception.

Our Sponsor's Prior Investment Programs/Prior Performance Tables Introduction

Overview

As of December 31, 2015, our sponsor had facilitated or originated approximately 66 real estate assets in both Programs with aggregate purchase prices of approximately $3.1 billion. Of the $3.1 billion aggregate real estate purchase prices, our sponsor offered through its Programs approximately $67.0 million, consisting of approximately $16.3 million of commercial real estate loan assets, $47.2 million of investments in commercial real estate (through majority-owned subsidiaries with rights to receive preferred economic returns), and $3.5 million of commercial real estate common equity investments. The portfolios included in the Programs are diversified by investment size, security type, property type and geographic region. As a result of the depth and thoroughness of its underwriting process, the extensive investing experience of its management team and its strong performance record in managing a diverse portfolio of assets, we believe our sponsor has earned a reputation as a leading real estate manager, which has allowed it to access funding from a broad base of investors.

[As of December 31, 2015,] Seven seven of the assets in certain of the multi-asset issuers within the Originated Program have been repaid totaling approximately $6.0 million of loan commitments, and four assets in certain of the single-asset issuers within the Originated Program have been repaid totaling approximately $1.9 million, for a total of $7.9 million of repayments, with a gross weighted average annualized return on investment of approximately 13.4% (or 12.9% net of fees) for Project Dependent Notes (defined below), and approximately 13.1% (or 12.6% net of fees) for the entirety of the Originated Program. In addition, none of the multi-asset issuers within the Originated Program have sold all of their assets.

On March 28, 2016, ourOur sponsor engaged an independent registered public accounting firm ("Independent Accounting Firm") to review the cash inflows and outflows with respect to our sponsor's Project Dependent Note investment program, as well as to calculate the internal rate of return based on GAAP for the entirety of the Project Dependent Note program. Based on the results of such review, On April 13, 2016, the Independent Accounting Firm reported its results to our sponsor, including thatdetermined that (i) the fundings were traced and agreed to the applicable investment and bank statements (or other bank information) with no exceptions, and (ii) as of January 1, 2016, the average internal rate of return based on GAAP for the entirety of the Project Dependent Note program was 14.15% for both realized and unrealized investments (assuming payment of all principal on the unrealized investments). The average internal rate of return for the [nine]***[not sure why this is 9 and in prior paragraph, we refer to 11, realized investments]*** realized investments based on GAAP as of January 1, 2016 was 12.70%. In calculating determining the internal rate of return, the Independent Accounting Firm (i) obtained from bank statements and loan agreements with respect to each of the assets underlying the 43 series of Project Dependent Notes, the date of the initial investment outflow and subsequent interest and principal repayment inflow for all the Project Dependent Notes, and (ii)our sponsor calculated the average internal rate of return by combining all of the investments using the Microsoft XIRR function for each Note's dated cash inflows and outflows. In making this calculation, the Independent Accounting Firmour sponsor assumed that all of the outstanding principal of the unrealized investments was paid in full as of January 1, 2016, together with all accrued but unpaid interest as of such date (not including any

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2

interest that would have been paid from that date through maturity). Each of the unrealized Project Dependent Notes is payable in a balloon payment at maturity and does not amortize over its term. If future interest payments were not paid in full, or if the unamortized principal were not fully repaid, the internal rate of return for each of the unrealized investments would be reduced, as would the average internal rate of return for the entirety of the Project Dependent Note program.

[Consider if there is a way to combine the prior 2 paragraphs so we are presenting only one set of #s for annualized returns/internal rates of returns]

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From: Schonberger, Mark
To: Hough, Bryan S
Cc: Schoenfeld, Matthew C.; Mishan, Scott M.; Williamson, Tiffany B.
Subject: RE: SEC Comment Letter: CONFIDENTIAL Rise Companies Corp DOS 2016-12-08 Letter
Date: Thursday, December 15, 2016 4:50:48 PM
Attachments: image001.png

Bryan – further to our discussions this AM (and thanks for the quick response), please let me know if you think this revision (highlighted sentence) addresses the concern:

Although our sponsor believes the claims to be baseless, it immediately provided Mr. McCord with an opportunity to provide more clarity as to his claims, as well as engaged an independent registered public accounting firm, which is not affiliated with RSM US LLP ("Independent Accounting Firm") to conduct an investigation of our sponsor's prior investment programs. Based on the results of ~~such investigation~~ its own investigation, as supported by the report of the Independent Accounting Firm, our sponsor ~~concluded that~~ continues to believe that there ~~was~~ is no merit or reasonable basis to Mr. McCord's allegations.

Mark Schonberger

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
o +1 212 813 8842
f +1 646 558 4190
MSchonberger@goodwinlaw.com | goodwinlaw.com

From: Schonberger, Mark
Sent: Wednesday, December 14, 2016 5:56 PM
To: 'Hough, Bryan S'
Cc: Schoenfeld, Matthew C.; Mishan, Scott M.; Williamson, Tiffany B.
Subject: RE: SEC Comment Letter: CONFIDENTIAL Rise Companies Corp DOS 2016-12-08 Letter

Bryan – Thanks for discussing the consent issue with me today. We decided that we would take a shot at revising the language to come within the CD&I and hope that you agree that the attached revisions reflect the necessary changes. Please let us know if you have suggested changes. The attached are excerpts of the 2 places in the Form 1-A (similar in both Rise and Retail) that address the Independent Accounting Firm disclosures and are marked to show the proposed revisions.

FYI – our goal is to re-submit Rise by Friday but we understand that if it gets submitted later that you will be out of pocket.

For convenience, here is the CD&I on which we are relying:

Question 233.02

Question: A registrant has engaged a third party expert to assist in determining the fair values of certain assets or liabilities disclosed in the registrant's Securities Act registration statement. Must the registrant disclose in the registration statement that it used a third party expert for this purpose? In what circumstances must the registrant disclose the name of the third party expert in its registration statement and obtain the third party's consent to be named?

Answer: The registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert's report or valuation or opinion in connection with the preparation of a Securities Act registration statement. The consent requirement in Securities Act Section 7(a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes "expertised" disclosure for purposes of Securities Act Section 11(a), with resultant Section 11 liability for the expert and a reduction in the due diligence defense burden of proof for other Section 11 defendants with respect to such disclosure, as provided in Securities Act Section 11(b).

If the registrant determines to make reference to a third party expert, the disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant. If the disclosure attributes a statement to a third party expert, the registrant must comply with the requirements of Securities Act Rule 436 with respect to such statement. For example, if a registrant discloses purchase price allocation figures in the notes to its financial statements and discloses that these figures were taken from or prepared based on the report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the third party expert and not the registrant, then the registrant should comply with Rule 436 with respect to the purchase price allocation figures. On the other hand, if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant.

Independent of Section 7(a) considerations, a registrant that uses or relies on a third party expert report, valuation or opinion should consider whether the inclusion or summary of that report, valuation or opinion is required in the registration statement to comply with specific disclosure requirements, such as Item 1015 of Regulation M-A, Item 601(b) of Regulation S-K or the general disclosure requirement of Securities Act Rule 408. [Nov. 26, 2008]

Mark Schonberger

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
o +1 212 813 8842
f +1 646 558 4190

MSchonberger@goodwinlaw.com | goodwinlaw.com

From: Hough, Bryan S [mailto:houghb@SEC.GOV]
Sent: Thursday, December 08, 2016 5:38 PM
To: bjorn@fundrise.com; Schonberger, Mark
Subject: SEC Comment Letter: CONFIDENTIAL Rise Companies Corp DOS 2016-12-08 Letter

Please find attached a letter relating to the filing referenced therein. Do not respond to this electronic communication unless you have received it incorrectly. If you have any questions, please contact the person(s) identified at the end of the attached letter.

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
www.sec.gov